EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended December 31,
(In thousands)	2007		2006		2005		2004		2003

Earnings before income taxes	$263,891		$233,442		$175,860		$127,830		$47,745
Add:
Interest on indebtedness	33,311		29,227		36,234		34,227		39,324
Amortization of debt expense	796		704		939		1,098		1,741
Portion of rents representative of the interest factor	8,578		7,735		7,392		7,089		7,807
Deduct:
Undistributed earnings from less-than-50-percent-owned entities	427		(61)		(631)		(1,055)		(1,777)

Earnings (as defined)	$307,003		$271,047		$219,794		$169,189		$94,840

Fixed charges:
Interest on indebtedness	33,311		29,227		36,234		34,227		39,324
Amortization of debt expense	796		704		939		1,098		1,741
Portion of rents representative of the interest factor	8,578		7,735		7,392		7,089		7,807

Total fixed charges	$42,685		$37,666		$44,565		$42,414		$48,872

Ratio of earnings to fixed charges	7.2	x	7.2	x	4.9	x	4.0	x	1.9	x